Exhibit 4.1

Amendment to Warrant

Reference is made to the form of warrants issued in connection with the Securities Purchase Agreement between BiomX Inc. (the “Company” and Pyu Pyu Capital LLC (the “Investor”) dated as of December 26, 2025 for a private placement transaction of an aggregate of 3,300 shares of the Company’s newly created Series Y Convertible Preferred Stock, par value $0.0001 per share, wherein the Company issued warrant (the “Warrants”) to purchase shares of the Company’s common stock with an exercise period of five (5) years and at an initial exercise price of $2.00. The Form of Warrant is attached as as Exhibit 4.2 to the Company current report on Form 8-K filed on December 28, 2025.

Effective March 13, 2026, the Warrant is amended as follows (all capitalized terms not otherwise defined shall have the meanings attached to such terms in the Warrant).

1.	The Termination Date is hereby amended to December 26, 2026.

2.	The Exercise Price specified inn Section 2(b) shall be reduced to $1.00

3.	The determination of A in Section 2 ( c) shall be rewritten in its entirety to read as follows

“(A)	=	as applicable: (i) the lowest VWAP on the five (5) Trading Days immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the lowest VWAP on the five (5) Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the Common Stock on the principal Trading Market as reported by Bloomberg L.P. (“Bloomberg”) as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the lowest VWAP on the the five (5) Trading Days preceding the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;”

4.	All references to the Warrants shall include and refer to this amendment to Warrants (the “Amendment to Warrant”)

5.	Except as herein amended, all other terms and conditions in the Warrant shall continue in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment to Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

BiomX Inc.

By:	/s/ Michael Oster
	Name:	Michael Oster
	Title:	CEO

Agreed to as of March 13, 2026

PYU PYU CAPITAL, LLC

By:	/s/ Rueven Yeganeh
Name:	Rueven Yeganeh
Title:	Manager